Exhibit 99.3

Press Release

Total announces the signing of Mozambique LNG

project financing

Paris, July 17, 2020 – Total announces the signing of a 14.9 B$ senior debt financing agreement for Mozambique LNG. This project is the country’s first onshore LNG development. It includes the development of the Golfinho and Atum natural gas fields located in Offshore Area 1 concession and the construction of a two-train liquefaction plant with a total capacity of 13.1 million tons per annum.

Mozambique LNG represents a total post-FID investment of 20 B$. The project financing amounts to 14.9 B$, the biggest ever in Africa, and includes direct and covered loans from 8 Export Credit Agencies (ECAs), 19 commercial bank facilities, and a loan from the African Development Bank.

The ECAs participating in the financing include Export Import Bank of the United-States (US-Exim), Japan Bank for International Corporation (JBIC), Nippon Export and Investment Insurance (NEXI), UK Export Finance (UKEF), Servizi Assicurativi del Commercio Estero of Italy (SACE), Export Credit Insurance Corporation of South Africa (ECIC), Atradius Dutch State Business (Atradius), Export-Import Bank of Thailand (EXIM Thailand).

“The signing of this large-scale project financing, less than one year after Total assumed the role of operator of Mozambique LNG, represents a significant achievement and a major milestone for the project,” declared Jean-Pierre Sbraire, Chief Financial Officer of Total. “It demonstrates the confidence placed by the financial institutions in the long-term future of LNG in Mozambique. This key milestone has been reached thanks to the dedication of the Mozambique authorities and the financial partners of the project.”

Total E&P Mozambique Area 1 Limitada, a wholly owned subsidiary of Total SA, operates Mozambique LNG with a 26.5% participating interest alongside ENH Rovuma Área Um, S.A. (15%), Mitsui E&P Mozambique Area1 Limited (20%), ONGC Videsh Rovuma Limited (10%), Beas Rovuma Energy Mozambique Limited (10%), BPRL Ventures Mozambique B.V. (10%), and PTTEP Mozambique Area 1 Limited (8.5%).

About Total

Total is a broad energy company that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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